EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended March 31,
	2005	2006
	(As restated)
Loss from continuing operations	$(125,448)	$(12,379)
Dividends on preferred stock	(9,653)	(5,201)

Loss from continuing operations applicable to common stock for basic and diluted computations	(135,101)	(17,580)
Income (loss) from discontinued operations	(1,499)	5,657

Net income (loss) applicable to common stock for basic and diluted computations	$(136,600)	$(11,923)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	223,601	214,473

Per common share—basic and diluted:
Loss from continuing operations	$(0.60)	$(0.08)
Income (loss) from discontinued operations	(0.01)	0.02

Net income (loss)	$(0.61)	$(0.06)